#2300 – 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NR12-03	April 4, 2012

Dorato Announces Results of Initial Surface Exploration at
Deborah Property, Cajamarca, Peru

Vancouver, BC – Dorato Resources Inc. ("Dorato" or the "Company") (TSX-V: DRI, OTCQX: DRIFF, Frankfurt: DO5) announces results from the initial surface exploration program at the recently acquired Deborah property (“Deborah”), in Cajamarca Region, Peru. The Deborah property is located 1.5 hours east of the city of Cajamarca, with good access via paved and dirt roads (maps and images are available at http://www.doratoresources.com/s/Cajamarca.asp). Dorato entered into an option agreement in September 2011 to acquire a 100% interest in the property, which is nestled between several major ore deposits including Anglo American’s Michiquillay Copper-Gold Porphyry, located 6 kilometres to the southwest (631MT of 0.69% copper, 0.15 g/t gold, and 0.02% moly) and China Minmetals and Jiangxi Copper Corp’s El Galeno Copper-Gold Porphyry, located 6 kilometres to the north (661MT of 0.50% copper, 0.12 g/t gold). The focus at Deborah is to discover similar bulk-mineable, gold-silver-copper mineralization, though at present it is not known if similar results will be obtained from the property.

Deborah First Phase Exploration Results

The first phase of rock and soil sampling covers a 120 Ha core area of the property. Assay results from soils returned a maximum value of 1.78 g/t gold, with 20% of the soil samples returning >0.129 g/t gold and 10% returning >0.284 g/t gold. The sampling has defined two gold anomalies that are approximately 400 metres each in extent when contoured at the 0.1 g/t gold level. Both anomalies show a strong correlation with pathfinder elements arsenic and antimony, as well as silver and lead. Overburden, comprising quartzite talus from the main ridge, covers the area between the two anomalies and possibly mineralization linking them into a singular northeast-trending zone.

The central anomaly is a circular feature at the intersection of northwest- and southwest-trending structures, on the northeast flank of the main ridge. One artisanal working was discovered, and breccia within this assayed 0.43 g/t gold over 2 metres. The central anomaly has significantly less silver than the soil anomaly over the western breccias drilled by Newmont in 2006, suggesting a different type of mineralization. The northeastern anomaly abuts the eastern boundary of the concession and is open to the north. One rock sample from the south edge of the anomaly returned 1.24 g/t gold over 1.5 metres.

The soil samples returned better gold values than the soil samples, supporting the exploration model that gold mineralization at Deborah is hosted by recessive, sulphide-rich material that does not crop out well and remains under-sampled. The second phase of surface work will be approximately 800 metres of hand-trenching and additional soil samples to close off the northeast anomaly. Some test pits will also be excavated in the area of talus to determine depth to bedrock, and sampled where appropriate. Results from the second phase of work will identify drill targets.

Dorato Resources Inc.	2	April 4, 2012
NR12-03 Continued

Qualified Person

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

The geochemical results were reviewed by John Drobe. On-site personnel rigorously collect and track samples which are then sealed and shipped to ALS Laboratories, Lima, Peru for assay. Blind certified reference material, blanks, and duplicated are inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. ALS's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards.

The Company is continuing its efforts to complete the non-brokered financing as announced on November 17, 2011 and March 2, 2012 news releases for additional information.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Company has property rights in two geographic centres:

  Cajamarca Region Project: Dorato has acquired rights on the Deborah property, which is nestled between several important copper-gold deposits, including Michiquillay and El Galeno.

  Cordillera del Condor Asset: One of the most important gold-bearing districts in northern Peru since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050- square-kilometres, providing the Company with the largest land position in the Cordillera del Condor.

The Company focuses on opportunities in strategically important locations where prospectivity can be demonstrated by proximity to existing deposits. The Cajamarca Region is an established mining district with excellent infrastructure. The Deborah property is a foothold for Dorato into an established area with excellent exploration potential. The Cordillera del Condor project represents an exceptional land position and an emergent copper-gold district, located close to the border with Ecuador. This remote area of Peru remains underexplored despite being located within kilometres of recent significant discoveries like the Fruta del Norte epithermal Au deposit (Kinross) and the Mirador Cu-Au Porphyry District, both located just across the border in Ecuador. In March of this year, the owners of the Mirador project, CRCC-Tonguan Investments Co., signed the first large-scale mining contract with Ecuador’s government.

Dorato Resources Inc.	3	April 4, 2012
NR12-03 Continued

On behalf of the board of directors of
DORATO RESOURCES INC.

“Gord Neal" (signed)

Gord Neal, Director

For further information please contact:	Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: (604)-638-5817 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.